Exhibit 99.2

RESAAS SERVICES INC.

Interim Consolidated Financial Statements

September 30, 2016

(Expressed in Canadian dollars)

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management. The Company’s independent auditor has not performed a review of these financial statements.

RESAAS SERVICES INC.

Interim Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	September 30, 2016 $	December 31, 2015 $
	(Unaudited)
Assets

Current assets

Cash and cash equivalents	7,312,151	6,820,022
Amounts receivable	36,398	58,787
Prepaid expenses	62,096	20,386

Total current assets	7,410,645	6,899,195

Non-current assets

Property and equipment (Note 4)	43,335	20,300
Website development costs (Note 5)	1,453,888	939,759
Intangible assets (Note 6)	43,714	39,246

Total non-current assets	1,540,937	999,305

Total assets	8,951,582	7,898,500

Liabilities and Shareholders’ Equity

Current liabilities

Accounts payable and accrued liabilities	328,468	407,684
Deferred revenue	47,448	25,904
Obligations under finance lease (Note 7)	5,446	2,411

Total current liabilities	381,362	435,999

Obligations under finance lease (Note 7)	7,695	2,499

Total liabilities	389,057	438,498

Shareholders’ equity

Common shares	27,071,707	23,252,234
Share-based payment reserve	11,149,997	7,661,465
Deficit	(29,659,179)	(23,453,697)

Total shareholders’ equity	8,562,525	7,460,002

Total liabilities and shareholders’ equity	8,951,582	7,898,500

Going concern (Note 2(c))

Commitments and contingencies (Note 12)

Approved and authorized for issuance by the Board of Directors on November 29, 2016:

/s/ “Cory Brandolini”	/s/ “Cam Shippit”

Cory Brandolini, Director	Cam Shippit, Director

(The accompanying notes are an integral part of these interim consolidated financial statements)

1

RESAAS SERVICES INC.

Interim Consolidated Statements of Comprehensive Loss

(Expressed in Canadian dollars except share amounts)

(Unaudited)

	Three Months Ended September 30, 2016 $	Three Months Ended September 30, 2015 $	Nine Months Ended September 30, 2016 $	Nine Months Ended September 30, 2015 $

Revenue	47,091	15,291	202,201	104,022

Expenses

Amortization	345,749	212,195	875,900	566,041
Consulting fees	172,564	86,754	361,530	278,513
Filing fees	24,217	7,035	84,461	49,099
Foreign exchange (gain) loss	(2,018)	6,558	18,511	19,450
General and administrative (Note 8)	360,897	420,760	1,179,245	1,189,765
Management fees (Note 8)	78,811	68,472	316,508	390,499
Promotion and advertising	36,006	122,401	240,516	504,071
Professional fees	166,751	79,829	372,761	605,043
Stock-based compensation (Notes 8 and 11)	119,173	28,401	2,859,793	153,696
Travel	45,606	44,808	118,864	143,124

Total operating expenses	1,347,756	1,077,213	6,428,089	3,899,301

Loss before other income	(1,300,665)	(1,061,922)	(6,225,888)	(3,795,279)

Other income

Interest income	5,502	3,864	20,406	14,995

Net loss and comprehensive loss for the period	(1,295,163)	(1,058,058)	(6,205,482)	(3,780,284)

Basic and diluted loss per common share	(0.03)	(0.03)	(0.17)	(0.12)

Weighted average number of common shares outstanding	37,650,947	33,203,396	37,168,002	32,635,944

(The accompanying notes are an integral part of these interim consolidated financial statements)

2

RESAAS SERVICES INC.

Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian dollars except share amounts)

(Unaudited)

	Common Shares		Share-based Payment	Subscriptions		Total Shareholders’
	Number	Amount $	Reserve $	Receivable $	Deficit $	Equity $
Balance, December 31, 2014	31,436,268	16,204,493	7,862,638	–	(18,442,456)	5,624,675

Issuance of common shares pursuant to the exercise of stock options at $1.00 per share	255,000	347,514	(92,514)	–	–	255,000

Issuance of common shares pursuant to the exercise of stock options at $1.10 per share	588,000	1,023,016	(376,216)	–	–	646,800

Issuance of common shares pursuant to the exercise of stock options at $1.25 per share	257,750	494,055	(171,868)	(31,250)	–	290,937

Issuance of common shares pursuant to the exercise of stock options at $2.35 per share	7,400	31,412	(14,022)	–	–	17,390

Issuance of common shares pursuant to the exercise of warrants at $1.10 per share	92,635	151,672	(49,773)	–	–	101,899

Issuance of common shares pursuant to the exercise of warrants at $1.50 per share	589,827	884,740	–	–	–	884,740

Issuance of common shares pursuant to the exercise of warrants at $3.00 per share	90,000	270,000	–	–	–	270,000

Fair value of stock options granted	–	–	209,198	–	–	209,198

Net loss	–	–	–	–	(3,780,284)	(3,780,284)

Balance, September 30, 2015	33,316,880	19,406,902	7,367,443	(31,250)	(22,222,740)	4,520,355

(The accompanying notes are an integral part of these interim consolidated financial statements)

3

RESAAS SERVICES INC.

Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian dollars except share amounts)

(Unaudited)

	Common Shares		Share-based Payment		Total Shareholders’
	Number	Amount $	Reserve $	Deficit $	Equity $
Balance, December 31, 2015	36,923,480	23,252,234	7,661,465	(23,453,697)	7,460,002

Issuance of common shares for cash	2,225,000	3,782,500	–	–	3,782,500

Share issuance costs	–	(33,109)	–	–	(33,109)

Issuance of common shares pursuant to the exercise of warrants at $1.80 per share	23,989	70,082	(26,902)	–	43,180

Fair value of stock options granted	–	–	3,515,434	–	3,515,434

Net loss	–	–	–	(6,205,482)	(6,205,482)

Balance, September 30, 2016	39,172,469	27,071,707	11,149,997	(29,659,179)	8,562,525

(The accompanying notes are an integral part of these interim consolidated financial statements)

4

RESAAS SERVICES INC.

Interim Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

(Unaudited)

	Nine Months Ended September 30, 2016 $	Nine Months Ended September 30, 2015 $
Operating activities
Net loss	(6,205,482)	(3,780,284)
Items not affecting cash:
Amortization	875,900	566,041
Stock-based compensation	2,859,793	153,696
Changes in non-cash operating working capital:
Amounts receivable	22,389	13,876
Prepaid expenses	(41,710)	505
Deferred revenue	21,544	–
Accounts payable and accrued liabilities	(79,216)	106,433
Net cash used in operating activities	(2,546,782)	(2,939,733)
Investing activities
Acquisition of intangible assets	(6,075)	(11,135)
Purchase of property and equipment	(22,880)	(11,884)
Website development costs	(722,941)	(498,862)
Net cash used in investing activities	(751,896)	(521,881)
Financing activities
Repayment of finance lease obligations	(1,764)	(1,454)
Proceeds from the exercise of options and warrants	43,180	2,466,767
Deferred financing costs	–	(579,246)
Due from related parties	–	176,900
Share issuance costs	(33,109)	–
Proceeds for shares issued	3,782,500	–
Net cash provided by financing activities	3,790,807	2,062,967
Increase (decrease) in cash and cash equivalents	492,129	(1,398,647)
Cash and cash equivalents, beginning of period	6,820,022	4,517,137
Cash and cash equivalents, end of period	7,312,151	3,118,490
Cash and cash equivalents is comprised of:
Amounts held in legal trust account	18,035	85,158
Cash in bank	7,197,895	2,982,544
Cashable guaranteed investment certificates	96,221	50,788
Total cash and cash equivalents	7,312,151	3,118,490
Non-cash investing and financing activities:
Stock compensation capitalized as website development costs	655,641	55,502

(The accompanying notes are an integral part of these interim consolidated financial statements)

5

RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

September 30, 2016

(Expressed in Canadian dollars except shares and options)

(Unaudited)

1.	Corporate Information

RESAAS Services Inc. (the “Company”) was incorporated on June 4, 2009 under the Business Corporations Act (British Columbia). The Company is engaged in the development of web and mobile communications software for the real estate industry. The Company’s head office is located at Suite 303 – 55 Water Street, Vancouver, British Columbia, Canada, V6B 1A1.

2.	Basis of Presentation

(a)	Statement of Compliance and Principles of Consolidation

These interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2015, which have been prepared in accordance with IFRS as issued by the IASB. The Company uses the same accounting policies and methods of computation as in the annual consolidated financial statements.

These interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, RESAAS USA Inc., a company incorporated in the state of California in 2012. All significant intercompany transactions have been eliminated on consolidation.

(b)	Basis of Measurement

These interim consolidated financial statements have been prepared on a historical cost basis and are presented in Canadian dollars, which is also the Company’s functional currency.

The preparation of these interim consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the period. These estimates are, by their nature, uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the reporting date that could result in a material adjustment to the carrying amounts of assets and liabilities.

Significant areas of estimation include:

i)	The useful life and recoverability of long-lived assets:

ii)	The inputs used in the valuation of share-based payments:

iii)	Recognition of deferred income tax assets:

Significant areas of judgment include:

i)	Qualification of costs to capitalize as website development costs:

ii)	Application of the going concern assumption:

6

RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

September 30, 2016

(Expressed in Canadian dollars except shares and options)

(Unaudited)

2.	Basis of Presentation (continued)

(c)	Going Concern

These interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As of September 30, 2016, the Company had not yet generated significant revenue or positive cash flow from operations and had an accumulated deficit of $29,659,179. These factors, among others, create substantial doubt as to the ability of the Company to continue as a going concern. Management believes that the proceeds from additional equity financing activities that it is currently pursuing, combined with revenue that the Company expects to generate in subsequent periods, will provide the Company with sufficient working capital to satisfy its liabilities and commitments as they become due for the foreseeable future. There can be no assurances that sufficient equity can be raised on acceptable terms on a timely basis.

These interim consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in these consolidated financial statements.

3.	Recent Accounting Pronouncements

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for annual periods beginning after January 1, 2017 or later periods.

The following new IFRSs that have not been early adopted in these interim consolidated financial statements will not have a material effect on the Company’s future results and financial position:

i)	IFRS 9, Financial Instruments (New; to replace IAS 39 and IFRIC 9)
ii)	IFRS 15, “Revenue from Contracts with Customers”
iii)	IFRS 16, “Leases”

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

7

RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

September 30, 2016

(Expressed in Canadian dollars except shares and options)

(Unaudited)

4.	Property and Equipment

	Furniture $	Computer Equipment Under Finance Lease $	Computer Equipment $	Total $
Cost:
Balance, December 31, 2015	1,368	7,144	54,732	63,244
Additions	20,593	10,557	3,092	34,242
Dispositions	(1,368)	–	–	(1,368)
Balance, September 30, 2016	20,593	17,701	57,824	96,118

Accumulated amortization:
Balance, December 31, 2015	251	3,929	38,764	42,944
Additions	137	2,792	7,298	10,227
Dispositions	(388)	–	–	(388)
Balance, September 30, 2016	–	6,721	46,062	52,783

Carrying amounts:
Balance, December 31, 2015	1,117	3,215	15,968	20,300
Balance, September 30, 2016	20,593	10,980	11,762	43,335

5.	Website Development Costs

$
Cost:
Balance, December 31, 2015	3,996,906
Additions	1,378,582
Balance, September 30, 2016	5,375,488

Accumulated amortization:
Balance, December 31, 2015	3,057,147
Additions	864,453
Balance, September 30, 2016	3,921,600

Carrying amounts:
Balance, December 31, 2015	939,759
Balance, September 30, 2016	1,453,888

8

RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

September 30, 2016

(Expressed in Canadian dollars except shares and options)

(Unaudited)

6.	Intangible Assets

Trademarks $
Cost:
Balance, December 31, 2015	41,802
Additions	5,687
Balance, September 30, 2016	47,489

Accumulated amortization:
Balance, December 31, 2015	2,556
Additions	1,219
Balance, September 30, 2016	3,775

Carrying amounts:
Balance, December 31, 2015	39,246
Balance, September 30, 2016	43,714

7.	Obligations Under Finance Lease

On November 28, 2014, December 11, 2014, June 21, 2016, July 4, 2016, and August 31, 2016, the Company entered into 5 agreements to lease computer equipment for two or three years. The computer equipment leases are classified as finance leases. The interest rates underlying the obligations in the finance leases are 18%, 25%, 1%, 56%, and 2% per annum. The following is a schedule by years of future minimum lease payments under finance leases together with the present value of the net minimum lease payments as of September 30, 2016:

Fiscal year ending December 31:	$
2016	4,855
2017	7,333
2018	2,677
Net minimum lease payments	14,865
Less: amount representing interest payments	(1,724)
Present value of net minimum lease payments	13,141
Less: current portion	(5,446)
Long-term portion	7,695

8.	Related Party Transactions

During the nine months ended September 30, 2016, the Company was engaged in the following related party transactions:

a)	Key management personnel compensation:

The following table summarizes the compensation of the Company’s key management:

	Nine Months Ended September 30,
	2016	2015
	$	$
Management fees	316,508	390,499
Employee salary and benefits (included in general and administrative)	15,346	89,515
Share based payments to officers and directors	275,711	–

9

RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

September 30, 2016

(Expressed in Canadian dollars except shares and options)

(Unaudited)

9.	Share Capital

Preferred Shares

The Company is authorized to issue an unlimited number of non-voting, non-transferable Class A preferred shares with a par value of $0.01 per share. The Class A preferred shares cannot be issued at a price less than $2.00 per share. Holders of Class A preferred shares are not entitled to receive any dividends. Each issued and outstanding Class A preferred share shall be converted into one fully paid common share immediately prior to the consummation of any “Change of Control Event”.

The Company is authorized to issue an unlimited amount of Class B preferred shares without par value. The Class B preferred shares allow the Board to fix the number of shares in the series and to fix the preferences, special rights and restrictions, privileges, conditions and limitations attached to the shares of that series, before the issuance of shares of any particular series. The Board has the authority to fix, amongst other things, the number of shares constituting any such series, the voting powers, designation, preferences and relative participation, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights and dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the shareholders of the Company.

As at September 30, 2016, there are no Class A or Class B preferred shares issued and outstanding.

Common Shares

The Company is authorized to issue an unlimited number of common shares without par value.

Share transactions during the nine months ended September 30, 2016:

In June 2016, the Company issued 23,989 units at a price of $1.80 per unit for proceeds of $43,180 upon the exercise of Agents’ warrants. Each unit consisted of one common share and one share purchase warrant to purchase one additional common share at an exercise price of $3.00 per share until December 10, 2017. The fair value of the Agents’ warrants of $26,902 was transferred from share-based payment reserve to common shares upon exercise.

On August 31, 2016, the Company issued 1,935,000 units at a price of $1.70 per unit, for aggregate gross proceeds of $3,289,500. Each unit consists of one common share and one half of one common share purchase warrant to purchase one common share at an exercise price of $2.50 per share until August 31, 2018.

On September 7, 2016, the Company issued 290,000 units at a price of $1.70 per unit, for aggregate gross proceeds of $493,000. Each unit consists of one common share and one half of one common share purchase warrant exercisable into one common share at a price of $2.50 per share until September 7, 2018. The Company paid a cash commission of $24,650 equal to 5% of the gross proceeds of the offering.

Share transactions during the nine months ended September 30, 2015:

(a)	In January 2015, the Company issued 555,940 common shares for proceeds of $754,276 upon the exercise of stock options and warrants at prices ranging from $1.00 per share to $1.50 per share. The fair value of the stock options of $78,424 was transferred from share-based payment reserve to common shares upon exercise.

(b)	In February 2015, the Company issued 422,272 common shares for proceeds of $537,251 upon the exercise of stock options and warrants at prices ranging from $1.00 per share to $1.50 per share. The fair value of the stock options and warrants of $90,847 was transferred from share-based payment reserve to common shares upon exercise.

(c)	In March 2015, the Company issued 2,000 common shares for proceeds of $2,200 upon the exercise of stock options at prices ranging from $1.10 per share. The fair value of the stock options of $1,280 was transferred from share-based payment reserve to common shares upon exercise.

10

RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

September 30, 2016

(Expressed in Canadian dollars except shares and options)

(Unaudited)

9.	Share Capital (continued)

(d)	In April 2015, the Company issued 76,400 common shares for proceeds of $121,790 upon the exercise of stock options and warrants at prices ranging from $1.10 per share to $3.00 per share. The fair value of the stock options of $48,571 was transferred from share-based payment reserve to common shares upon exercise.

(e)	In May 2015, the Company issued 150,000 common shares for proceeds of $212,500 upon the exercise of stock options and warrants at prices ranging from $1.10 per share to $3.00 per share. The fair value of the stock options of $79,988 was transferred from share-based payment reserve to common shares upon exercise.

(f)	In June 2015, the Company issued 430,000 common shares for proceeds of $530,000 upon the exercise of stock options and warrants at prices ranging from $1.10 per share to $3.00 per share. The fair value of the stock options of $255,921 was transferred from share-based payment reserve to common shares upon exercise.

(g)	In July 2015, the Company issued 70,500 common shares for proceeds of $88,125 upon the exercise of stock options at a price of $1.25 per share. The fair value of the stock options of $47,009 was transferred from share-based payment reserve to common shares upon exercise.

(h)	In July 2015, the Company issued 20,000 common shares for proceeds of $60,000 upon the exercise of warrants at a price of $3.00 per share.

(i)	In August 2015, the Company issued 70,500 common shares for proceeds of $88,125 upon the exercise of stock options at a price of $1.25 per share. The fair value of the stock options of $47,009 was transferred from share-based payment reserve to common shares upon exercise.

(j)	In September 2015, the Company issued 83,000 common shares for proceeds of $103,750 upon the exercise of stock options at a price of $1.25 per share. At September 30, 2015, $31,250 of proceeds received subsequently was recorded as share subscriptions receivable. The fair value of the stock options of $55,344 was transferred from share-based payment reserve to common shares upon exercise.

Escrowed Shares

On October 20, 2010, the Company entered into an Escrow Agreement with certain shareholders in which 9,750,001 common shares would be subject to escrow restrictions for a period of 66 months. Under the terms of the Escrow Agreement, 10% of the shares were released from escrow one year after the completion of the Company’s IPO, and a further 10% every 6 months thereafter. During the nine months ended September 30, 2016, 975,001 shares were released from escrow. As at September 30, 2016, no shares are held in escrow.

11

RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

September 30, 2016

(Expressed in Canadian dollars except shares and options)

(Unaudited)

10.	Share Purchase Warrants

The following table summarizes the continuity of share purchase warrants:

	Number of Warrants	Weighted Average Exercise Price
		$
Balance, December 31, 2014	2,286,385	2.51

Issued	3,859,062	2.92
Exercised	(772,462)	1.63
Expired	(33,020)	1.50

Balance, December 31, 2015	5,339,965	2.94

Issued	1,136,489	2.51
Exercised	(23,989)	1.80
Expired	(1,480,903)	3.00

Balance, September 30, 2016	4,971,562	2.83

The following table summarizes information about warrants outstanding and exercisable at September 30, 2016:

Warrants Outstanding	Exercise Price $	Expiry Date
3,630,589	3.00	December 10, 2017
228,473	1.80	December 10, 2017
967,500	2.50	August 31, 2018
145,000	2.50	September 7, 2018
4,971,562

11.	Stock Options

The Company’s stock option plan provides for the issuance of stock options to its directors, officers and consultants. The stock options are granted in accordance with the policies of the regulatory authorities at an exercise price equal to or higher than the market price of the Company’s stock, with a maximum term of five years on the date of grant, and are not to exceed 20% of the issued and outstanding common shares of the Company. Vesting terms are determined by the policies of the Canadian Securities Exchange or by the board of directors.

On May 2, 2016, the Company granted 2,863,950 stock options exercisable at $2.00 for five years after the date of grant and 922,000 stock options exercisable at $2.50 for five years after the date of grant.

12

RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

September 30, 2016

(Expressed in Canadian dollars except shares and options)

(Unaudited)

11.	Stock Options (continued)

The following table summarizes information about the stock options.

	Nine Months Ended September 30, 2016		Year Ended December 31, 2015
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Outstanding – beginning of period	1,545,000	2.57	4,492,700	1.95

Granted	3,785,950	2.12	–	–
Expired	(539,000)	2.88	(1,839,550)	1.92
Exercised	–	–	(1,108,150)	1.12

Outstanding – end of period	4,791,950	2.18	1,545,000	2.57

Exercisable – end of period	4,139,450	2.13	1,520,000	2.58

The following table summarizes information about stock options outstanding and exercisable as at September 30, 2016.

Exercise Price $	Expiry Date	Number of Options Outstanding	Number of Options Exercisable	Weighted Average Remaining Contracted Life (Years)
2.35	December 23, 2019	1,285,000	1,285,000	3.23
2.00	May 5, 2021	2,659,950	2,659,950	4.59
2.50	May 5, 2021	847,000	194,500	4.59
		4,791,950	4,139,450	4.22

The fair value of stock options granted was determined using the Black-Scholes option pricing model. During the nine months ended September 30, 2016, the Company granted stock options with a fair value of $3,507,796, of which $653,227 was capitalized as website development costs and $2,854,569 was expensed. During the nine months ended September 30, 2016, the Company capitalized $2,414 as website development costs and expensed $5,224 for the vesting of previously granted stock options. During the nine months ended September 30, 2015, the Company capitalized $55,502 as website development costs and expensed $153,696 for the vesting of previously granted stock options.

The weighted average exercise price for stock options exercised was $nil (2015 - $0.97). The weighted average fair value of the options granted during the nine months ended September 30, 2016 was $1.04. The Company did not grant stock options during the period ended September 30, 2015.

Weighted average assumptions used in calculating the fair value of stock-based compensation expense are as follows:

	2016	2015
Risk-free rate	1.32%	–
Dividend yield	0%	–
Volatility	100%	–
Expected forfeitures	–	–
Weighted average expected life of the options (years)	5.00	–

13

RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

September 30, 2016

(Expressed in Canadian dollars except shares and options)

(Unaudited)

12.	Commitments and Contingencies

The Company had no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements, or other matters other than disclosed below. Management services provided are on a month-to-month basis.

a)	On August 22, 2016, the Company entered into a lease for the provision of facility space from November 1, 2016 to October 31, 2019 for $10,633 per month.

b)	The Company has entered into two leases for Company vehicles until October 28, 2018 and September 21, 2019. The Company’s future minimum lease payments for the vehicle leases are as follows:

Fiscal year ending December 31, 2016	$5,054
Fiscal year ending December 31, 2017	20,214
Fiscal year ending December 31, 2018	17,393
Fiscal year ending December 31, 2019	5,954
Total:	$48,615

13.	Financial Instruments and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument and related risks. Those risks and management’s approach to mitigating those risks are as follows:

(a)	Fair Values

The fair values of financial instruments, which include cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these instruments.

(b)	Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s exposure to credit risk is in its cash and receivables. Cash is held with major banks in Canada, which are high credit quality financial institutions as determined by rating agencies. The carrying amount of financial assets represents the maximum credit exposure.

Amounts Receivable

Amounts receivable consists of GST refunds which are due from the Government of Canada and trade receivables. As at September 30, 2016, $5,443 of trade receivables is owed from a single customer.

The following table represents the customers that represented 10% or more of total revenue for the nine months ended September 30, 2016 and 2015:

	2016	2015
Customer A	20%	18%
Customer B	30%	–
Customer C	7%	–

14

RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

September 30, 2016

(Expressed in Canadian dollars except shares and options)

(Unaudited)

13.	Financial Instruments and Risk Management (continued)

(c)	Currency Risk

The Company’s functional currency is the Canadian dollar. Currency risk is the risk that the fair value of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. The Company’s head office and operating expenses are mainly denominated in Canadian dollars. A large portion of the Company’s revenue is denominated in US dollars. If the US dollar depreciates compared to the Canadian dollar revenue would decrease in Canadian dollars. There is low foreign exchange risk to the Company as the Company still has a minimal amount of revenue.

(d)	Interest Rate Risk

The Company’s exposure to interest rate risk relates to its ability to earn interest income on cash balances at variable rates and its short-term term deposits at prescribed market rates. The fair value of the Company’s cash is not significantly affected by changes in short-term interest rates. The income earned from the bank accounts and short-term term deposits is subject to movements in interest rates.

(e)	Liquidity and Funding Risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available capital in order to meet its liquidity requirements. Management maintains sufficient cash to satisfy short-term liabilities in highly liquid investments.

Funding risk is the risk that market conditions will impact the Company’s ability to raise capital through equity markets under acceptable terms and conditions.

As at September 30, 2016	Carrying amount $	Contractual cash flows $	1 year or less $	1 -5 Years $
Trade and other payables	328,468	328,468	328,468	–
Obligations under finance lease	13,141	14,865	7,756	7,109
	341,609	343,333	336,224	7,109

15